February 21, 2013

VIA HAND DELIVERY AND EDGAR

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M&T Bank Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed February 8, 2013
File No. 333-184411

Dear Ms. Hayes:

On behalf of our client, M&T Bank Corporation (“M&T” or the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 20, 2013, with respect to the filing referenced above.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (File No. 333-184411) (the “Registration Statement” or the “Form S-4”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from Amendment No. 2 to the Registration Statement filed on February 8, 2013.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

February 21, 2013

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages of Amendment No. 3.

General

1.	We note your response to prior comment 1. Without necessarily agreeing with your analysis under Rule 14a-4(a)(3), the staff has determined not to undertake any further review of this issue at this time.

Response: The Staff’s comment is acknowledged.

Interests of Hudson City Directors and Executive Officers in the Merger, page 90

2.	In this section, where you have provided information on an aggregate basis for non-employee directors, please revise to provide the information on an individual basis.

Response: The disclosure on pages 91 and 92 has been revised in response to the Staff’s comment.

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1372 or David M. Adlerstein at (212) 403-1363.

Very truly yours,

/s/ Lawrence S. Makow

Lawrence S. Makow

Enclosures

cc:	Drew J. Pfirrman (M&T Bank Corporation)
Denis J. Salamone (Hudson City Bancorp, Inc.)
C. Andrew Gerlach (Sullivan & Cromwell LLP)